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03037455

File No. 82-34735

November 11, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

SUPPL

03 NOV 18 AM 7:21

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

Enclosures

cc: Martin Hamner, Controller
Nina Svensson, Esq.
Jeffrey H. Elkin, Esq.

11/18

NY:821268.1

File No. 82-34735

INVITATION FROM ASSA ABLOY

30 October 2003

Interim Report January-September 2003 on 7 November

The ASSA ABLOY Group will release the Interim Report January-September 2003 on **Friday 7 November 2003**. We have the pleasure of inviting you to two separate activities.

Investors' Meeting and Web Conference at Operaterrassen in Stockholm

Bo Dankis' presentation of the Interim Report January-September 2003 will be sent live on ASSA ABLOY's website **www.assaabloy.com**.

The agenda for the investors' meeting and web conference on **Friday 7 November** will be as follows **(Swedish time, GMT + 1)**:

03 NOV 18 AM 7:21

12.00 Investors' meeting and live web conference starts. Presentation of the Interim Report January-September 2003 by Bo Dankis, President and CEO
12.30 Questions and answers (you can call in on telephone nr: +44 (0) 207 162 0181)
13.00 Closing of investors' meeting and web conference

Telephone Conference

We kindly ask you to call in to the telephone conference on **+44 (0) 207 162 0179**.

The agenda for the telephone conference on **Friday 7 November** will be as follows **(Swedish time, GMT + 1)**:

16.00 Call in to the conference
16.10 Review of the Interim Report January-September 2003 by Bo Dankis, President and CEO, and Göran Jansson, Executive Vice President and CFO
16.30 Questions and answers
16.40 Closing of telephone conference

Copies of the presentation (Interim Report January-September 2003) will be available one hour before the conference starts at **www.assaabloy.com**.

An **instant replay** will be available directly after the telephone conference for ten working days on +44 (0) 208 288 4459, access code: 783012.

If you have any questions concerning the two activities, please contact Hedvig Wennerholm, telephone number +46 (0)8 506 485 71 or e-mail hedvig.wennerholm@assaabloy.com.

ASSA ABLOY
ASSA ABLOY AB, P.O. Box 70340, SE-107 23 Stockholm
Tel: +46-8-506 485 000, Fax: +46-8-506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR3 billion.

File No. 82-34735

PRESS RELEASE

from ASSA ABLOY AB (publ)

7 November 2003
No. 18/03

ASSA ABLOY REPORTS ALL-TIME-HIGH CASH FLOW AND IMPROVED UNDERLYING MARGINS IN Q3

- Sales amounted to SEK 5,930 M (6,459), SEK -613 M currency effects; 0% organic growth
- Income before tax amounted to SEK 467 M (523), SEK -49 M currency effects
- Operating margin, EBITA, was 13.9% (14.5), underlying margin* improved to 14.7% from 14.3%
- Operating cash flow reached an all-time high of SEK 1,054 M
- A two-year action program has been initiated to leverage on Group strength and create a firm foundation for sustainable growth. The cost of the program is estimated at SEK 1.3 billion with a payback time of less than three years.

"Considering the soft market, the third-quarter result is a proof of strength," said Bo Dankis, President and CEO of ASSA ABLOY. "We have delivered strong cash flow, the negative sales trend has turned and we have improved underlying margins in line with our forecasts. The stage is set for more focused efforts to leverage on ASSA ABLOY's strong position."

TWO-YEAR ACTION PROGRAM

An action program has been initiated to leverage on Group strength and create a firm foundation for sustainable growth. Targets encompassing all segments (EMEA, Americas, Asia Pacific and Global Technologies) have been set. Under the program ASSA ABLOY will increase focus on innovations, market activities, channel management and brand building. Low performers will be turned round or divested before the end of 2004. Accelerated supply management and increased excellence in operations will create substantial savings. The cost of the program is estimated at SEK 1.3 billion with a payback time of less than three years.

"ASSA ABLOY is by far the world's largest player in our industry. But we are currently a federation of lock companies rather than a Group and are not taking full advantage of our size to capitalize on leverage and growth opportunities. This action program will change that," said Bo Dankis.

	Third quarter			Nine months		
	2003	2002	Change	2003	2002	Change
Sales, SEK M	5,930	6,459	-8%	17,983	19,008	-5%
Whereof:						
Organic growth			0%			-1%
Acquisitions			1%			7%
FX-differences	-613		-9%	-2,033		-11%
Operating margin (EBITA), %	13.9	14.5	-	13.6	14.0	-
Underlying margin, %*	14.7	14.3	-	14.2	13.6	-
Income before tax, SEK M	467	523	-11%	1,342	1 468	-9%
Whereof FX-differences	-49		-9%	-142		-10%
Net income, SEK M	299	322	-7%	855	907	-6%
Operating cash flow, SEK M	1,054	1,002	5%	2,196	2,530	-13%
Earnings per share (EPS),SEK	0.81	0.88	-8%	2.34	2.53	-8%
EPS ecxluding goodwill, SEK	1.46	1.55	-6%	4.28	4.48	-4%

**Excluding restructuring costs for comparable units and currency effects*

In the second-quarter report the Group announced a number of initiatives concerning production and to reduce headcount.

EMEA is almost two-thirds of the way through the initiatives and in Americas the initiatives have virtually been completed. The headcount reduction is ahead of plan. The fast implementation of the new organization has made these achievements possible.

SALES AND EARNINGS

Sales for the Group in the third quarter amounted to SEK 5,930 M (6,459), a decrease of 8%. Organic growth was 0%. Exchange-rate variations when translating foreign subsidiaries' sales affected income negatively by SEK 613 M, which is minus 9%. The acquired companies had a positive effect of 1% on the top line. In spite of the lackluster market conditions and the strong sales in the third quarter last year, organic growth improved from the second-quarter level.

Sales for nine months totaled SEK 17,983 M (19,008), which represents a decrease of 5%. Organic growth was minus 1%. Acquired units contributed 7% to the increase in volume. Exchange-rate variations affected sales negatively by SEK 2,033 M compared with 2002.

Operating income before depreciation, EBITDA, for the third quarter amounted to SEK 1,044 M (1,172). The corresponding margin was 17.6% (18.1). The Group's operating income before goodwill amortization, EBITA, amounted to SEK 824 M (933) after negative currency effects of SEK 100 M. The EBITA margin was 13.9% (14.5%). The underlying margin improved to 14.7% from 14.3%. The result for the quarter includes restructuring and integration costs of about SEK 52 M. Goodwill amortization amounted to SEK 238 M (247).

For nine months, operating income before depreciation, EBITDA, amounted to SEK 3,114 M (3,382). The corresponding margin was 17.3% (17.8). The Group's operating income before goodwill amortization, EBITA, amounted to SEK 2,440 M (2,663) after negative currency effects of SEK 300 M. The EBITA margin was 13.6% (14.0%). The result for the period includes restructuring and integration costs of SEK107 M. The underlying margin improved to 14.2% from 13.6%.

Income before tax in the third quarter totaled SEK 467 M (523), with a negative currency effect of SEK 49 M.

Income before tax for nine months was SEK 1,342 M (1,468), with a negative currency effect of SEK 142 M.

The Group's tax charge for the quarter totaled SEK 165 M (184), corresponding to an effective tax rate of 35% (35) in relation to income before tax.

Earnings per share for the quarter amounted to SEK 0.81 (0.88), with a negative currency effect of SEK 0.05 per share. The EPS before goodwill amortization was SEK 1.46 (1.55), with negative currency effect SEK 0.13 per share.

Earnings per share for nine months amounted to SEK 2.34 (2.53), with negative currency effect SEK 0.17 per share. The EPS before goodwill amortization was SEK 4.28 (4.48), with negative currency effect SEK 0.39 per share.

Operating cash flow for the quarter was SEK 1,054 M – representing 226% of Income before tax – compared with SEK 1,002 M last year. Cash flow for nine months was SEK 2,196 M (2,530).

COMMENTS BY SEGMENT

EMEA

Third-quarter sales in EMEA (Europe, Middle East and Africa) amounted to EUR 260 M (269) with one percent negative organic growth. Operating income before goodwill amortization amounted to EUR 33 M (37) with an EBITA margin of 12.7% (13.7). Return on capital employed before goodwill amortization was 23.2% (25.1). Operating cash flow before paid interest was EUR 50 M (52).

Sales for nine months totaled EUR 825 M (859) with two percent negative organic growth. Operating income before goodwill amortization amounted to EUR 108 M (118) with an EBITA margin of 13.0% (13.7). Return on capital employed before goodwill amortization was 26.6% (26.1). Operating cash flow before paid interest was to EUR 109 M (131).

Business sentiment is improving slightly in EMEA, albeit still with large variation between sub-regions. Excluding restructuring costs the EBITA margin increased to 14.1% from 13.7%. Units representing a quarter of EMEA's business achieved over 5% growth in the quarter while volume pull-backs in other units, especially in Italy as a result of the continued export realignment, reduced their organic growth. EMEA's two largest market segments, France and Scandinavia, managed to keep volumes and margins stable under rather rough market conditions.

AMERICAS

Third-quarter sales in Americas amounted to USD 280 M (286) with two percent negative organic growth. Operating income before goodwill amortization amounted to USD 47 M (48) with an EBITA margin of 16.8% (16.7). Return on capital employed before goodwill amortization was 46.3% (44.3). Operating cash flow before paid interest was USD 57 M (48).

Sales for nine months totaled USD 811 M (832) with two percent negative organic growth. Operating income before goodwill amortization amounted to USD 130 M (131) with an EBITA margin of 16.1% (15.8). Return on capital employed before goodwill amortization was 41.2% (39.4). Operating cash flow before paid interest was USD 134 M (138).

The institutional new-construction index in the US is no longer falling and a slight recovery was noted at the end of the quarter. The latest forecast indicates no additional improvement during 2004.

Three of the companies within Americas are currently undergoing restructuring and represent the bulk of the negative growth for the quarter. The Architectural Hardware Group (locks, cylinders, door closers and panic exit devices), which represents 40% of Americas, has returned to organic growth and is continuing to improve its performance. The Door Group is still suffering from the low level of new construction although there are some signs of a recovery in volume. Its margins are still kept up well. The Residential Group is continuing to develop in a very favorable way with 16% growth and high margins. South America and Mexico continue to under perform.

ASIA PACIFIC

Third-quarter sales in Asia Pacific amounted to AUD 81 M (83) with two percent organic growth. Operating income before goodwill amortization amounted to AUD 13 M (12) with an EBITA margin of 16.0% (14.5). Return on capital employed before goodwill amortization was 36.1% (33.1). Operating cash flow before paid interest was AUD 7 M (13).

Sales for nine months totaled AUD 225 M (223) with four percent organic growth. Operating income before goodwill amortization amounted to AUD 31 M (27) with an EBITA margin of 14.0% (12.1). Return on capital employed before goodwill amortization was 27.9% (23.8). Operating cash flow before paid interest was AUD 26 M (32).

The third-quarter performance for Asia Pacific is characterized by good progress in both volumes and margins for South Pacific but weak sales in South East Asia and China. New construction is down in the formerly booming markets of South East Asia.

GLOBAL TECHNOLOGIES

Third-quarter sales for Global Technologies amounted to SEK 1,000 M (1,023) with six percent organic growth. Operating income before goodwill amortization amounted to SEK 139 M (126) with an EBITA margin of 13.9% (12.3). Return on capital employed before goodwill amortization was 50.4% (46.0). Operating cash flow before paid interest was SEK 156 M (125).

Sales for nine months totaled SEK 2,991 M (2,196) with six percent organic growth. Operating income before goodwill amortization amounted to SEK 382 M (307) with an EBITA margin of 12.8% (14.0). Return on capital employed before goodwill amortization was 46.1% (42.0). Operating cash flow before paid interest was SEK 386 M (369).

Global Technologies is continuing to develop very well with good growth and margin development. Door Automatics is continuing to improve its margins in the European operation. The move of Besam's US production facility is almost completed. Identification shows improving margins and is focusing on European expansion. The Hospitality business is growing with improved margins in spite of negative currency impact.

OTHER EVENTS

ASSA ABLOY has entered into a partnership with CoreStreet, a leading provider of validation and authorization technology. CoreStreet will work with ASSA ABLOY to embed CoreStreet's Real Time Credential (RTC) technology in ASSA ABLOY's door locks for access control validation. The manufactured product will be the world's first physical access system that provides real-time authentication, revocation and auditing for wired, wireless and even totally disconnected environments.

ASSA ABLOY has acquired the majority position in Sokymat S.A. The company develops, manufactures and markets transponders for access control cards, animal and food identification, logistics solutions for industry and other important applications of the Radio Frequency Identification (RFID) technology.

ASSA ABLOY has acquired the identification technology business of ACG Advanced Component Group AG and the majority position in OMNIKEY AG. ACG is an independent distributor and technology provider in the market for Radio Frequency Identification (RFID) technology and smart cards. OMNIKEY is a leading manufacturer of smart readers for IT applications.

OUTLOOK FOR 2003*

In a soft market, and in spite of increased restructuring costs (but excluding the above-mentioned two-year action program), ASSA ABLOY anticipates stable volumes and margins for comparable units in local currencies, and good cash generation for the remainder of 2003. There is strong confidence that security-driven demand will increase. The Group intends to grow and increase profit by leverage on its strong position and increased focus on customer value.

Stockholm, 7 November 2003

Bo Dankis
President and CEO

This Interim Report has not been reviewed by the Group's Auditor.

Financial information

The Year End Report from ASSA ABLOY AB will be published on 6 February 2004.

*from the Report for the Second Quarter of 2003: In a soft market, and in spite of increased restructuring costs, ASSA ABLOY anticipates stable volumes and margins for comparable units in local currencies and good cash generation. There is strong confidence that security-driven demand will increase. The Group intends to grow and increase profit by leverage on its strong position and increased focus on customer value.

Further information can be obtained from
Bo Dankis, President and CEO, tel: +46 8 506 485 42
Göran Jansson, EVP and CFO, tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, tel: + 46 8 506 485 79

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
www.assaabloy.com

An analyst meeting will be held 12.00 today at Operaterassen in Stockholm. The meeting can also be followed over Internet at www.assaabloy.com. It's possible to dial into the conference for questions: +44 (0) 207 162 0181.

A telephone conference with analysts will be held 16.00. To participate, please dial +44 (0) 207 162 0179. A recorded version of the conference will subsequently be available at +44 (0) 208 288 4459, code 783012.

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR 3 billion.

FINANCIAL INFORMATION

INCOME STATEMENT	Jul-Sep 2003 SEK M	Jul-Sep 2002 SEK M	Jan-Sep 2003 EUR M[1)]	Jan-Sep 2003 SEK M	Jan-Sep 2002 SEK M	Jan-Dec 2002 SEK M
Sales	5,929.5	6,459.4	1,967.5	17,983.4	19,008.1	25,396.9
Cost of goods sold	-3,597.0	-3,953.1	-1,199.4	-10,962.2	-11,656.6	-15,525.9
Gross Income	**2,332.5**	**2,506.3**	**768.1**	**7,021.2**	**7,351.5**	**9,871.0**
Selling and administrative expenses	-1,508.1	-1,572.9	-501.2	-4,580.8	-4,688.6	-6,276.0
Operating income before goodwill amortization	**824.4**	**933.4**	**266.9**	**2,440.4**	**2,662.9**	**3,595.0**
Goodwill amortization	-238.4	-247.1	-78.6	-718.7	-711.3	-957.1
Operating income	**586.0**	**686.3**	**188.3**	**1,721.7**	**1,951.6**	**2,637.9**
Financial items	-120.2	-164.9	-42.1	-383.8	-490.0	-631.1
Share in earnings of associated companies	1.0	2.0	0.5	4.2	6.0	8.2
Income before tax	**466.8**	**523.4**	**146.7**	**1,342.1**	**1,467.6**	**2,015.0**
Tax	-164.7	-184.2	-51.7	-472.8	-516.6	-689.1
Minority interests	-3.5	-17.2	-1.5	-14.1	-43.9	-56.0
Net income	**298.6**	**322.0**	**93.5**	**855.2**	**907.1**	**1,269.9**

EARNINGS PER SHARE	Jul-Sep 2003 SEK	Jul-Sep 2002 SEK	Jan-Sep 2003 SEK	Jan-Sep 2002 SEK	Jan-Dec 2002 SEK
Earnings per share after tax and before conversion [3)]	0.82	0.88	2.34	2.53	3.53
Earnings per share after tax and full conversion [4)]	0.81	0.88	2.34	2.53	3.53
Earnings per share after tax and full conversion excluding goodwill [4)]	1.46	1.55	4.28	4.48	6.13

CASH FLOW STATEMENT	Jul-Sep 2003 SEK M	Jul-Sep 2002 SEK M	Jan-Sep 2003 EUR M[1)]	Jan-Sep 2003 SEK M	Jan-Sep 2002 SEK M	Jan-Dec 2002 SEK M
Cash flow from operating activities	1,065.5	1,038.8	231.8	2,118.6	2,555.3	3,846.7
Cash flow from investing activities	-821.1	-3,148.6	-143.6	-1,312.1	-3,811.6	-4,268.0
Cash flow from financing activities	-86.1	2,378.0	-120.4	-1,100.2	1,777.8	567.6
Cash flow	**158.3**	**268.2**	**-32.2**	**-293.7**	**521.5**	**146.3**

BALANCE SHEET	30 Sep 2003 EUR M[2]	30 Sep 2003 SEK M	30 Sep 2002 SEK M	30 Dec 2002 SEK M
Intangible fixed assets	1,691.6	15,072.3	17,123.6	16,385.8
Tangible fixed assets	633.2	5,641.9	6,419.0	6,175.0
Financial fixed assets	61.1	544.2	652.8	668.0
Inventories	352.9	3,144.6	3,694.6	3,595.0
Receivables	457.8	4,078.6	4,642.3	4,241.5
Other non-interest-bearing current assets	98.0	873.0	872.2	703.4
Interest-bearing current assets	107.7	960.1	1,588.7	1,491.9
Total assets	**3,402.3**	**30,314.7**	**34,993.2**	**33,260.6**
Shareholders' equity	1,321.2	11,771.7	12,516.7	12,381.2
Minority interests	16.0	142.5	401.9	330.9
Interest-bearing provisions	95.0	846.6	1,105.8	1,023.3
Non-interest-bearing provisions	31.1	277.0	367.7	310.2
Interest-bearing long-term liabilities	983.1	8,759.5	9,530.9	9,349.2
Non-interest-bearing long-term liabilities	8.1	72.2	39.8	79.9
Interest-bearing current liabilities	474.8	4,230.5	6,176.0	5,172.0
Non-interest-bearing current liabilities	473.0	4,214.7	4,854.4	4,613.9
Total shareholders' equity and liabilities	**3,402.3**	**30,314.7**	**34,993.2**	**33,260.6**

CHANGE IN SHAREHOLDER'S EQUITY	30 Sep 2003 EUR M	30 Sep 2003 SEK M	30 Sep 2002 SEK M	31 dec 2002 SEK M
Opening balance 1 January	**1,351.7**	**12,381.2**	**11,845.6**	**11,845.6**
Conversion to shares	-	-	24.3	127.2
Repurchase convertible debentures	-	-	-	-108.3
New share issue [5]	-	-	1,243.7	1,243.7
Dividend [7]	-49.6	-457.4	-353.8	-353.8
Exchange difference for the year	-74.4	-1,007.3	-1,150.2	-1,643.1
Net Income [1]	93.5	855.2	907.1	1,269.9
Closing balance at end of period [2]	**1,321.2**	**11,771.7**	**12,516.7**	**12,381.2**

KEY RATIO	Jan-Sep 2003	Jan-Sep 2002	Jan-Dec 2002
Return on capital employed, %	9.3	9.5	9.9
Return on capital employed before goodwill amortization, %	32.9	32.2	33.3
Operational return on capital employed, %	13.0	13.0	13.4
Return on shareholders' equity, %	8.9	9.3	9.9
Equity ratio, %	39.3	36.9	38.2
Interest coverage ratio, times	4.0	3.9	3.9
Interest on convertible debentures net after tax, SEK M	19.1	20.7	27.2
Number of shares, thousands	365,918	364,165	365,918
Number of shares after full conversion, thousands	370,935	371,730	370,935
Average number of employees	29,077	28,805	28,754

1) Translated using an average rate during the year, 1 EUR = 9.14

2) Translated using a closing rate at 30 September 2003, 1 EUR = 8.91

3) *Number of shares, thousands, used for the calculation amount to 365,918 for September 2003,* 358,276 for September 2002 and to 359,952 for December 2002.

4) Number of shares, thousands, used for the calculation amount to 370,935 for September 2003, 366,089 for September 2002 and to 366,716 for December 2002.

5) The amount raised through the new share issue has been reduced by SEK 16.3 M corresponding to transaction costs after tax.

7) Translated using transaction day rate, 1 EUR = 9.23

QUARTERLY INFORMATION

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Jan-Sep 2002	Full Year 2002	Q 1 2003	Q 2 2003	Q 3 2003	Jan-Sep 2003	12 month rolling
Sales	6,303.3	6,245.4	6,459.4	6,388.8	19,008.1	25,396.9	6,123.9	5,930.0	5,929.5	17,983.4	24,372.2
Organic growth [6]	0%	4%	3%	2%	2%	2%	0%	-2%	0%	-1%	-
Gross income	**2,407.5**	**2,437.7**	**2,506.3**	**2,519.5**	**7,351.5**	**9,871.0**	**2,389.5**	**2,299.2**	**2,332.5**	**7,021.2**	**9,540.7**
Gross income / Sales	38.2%	39.0%	38.8%	39.4%	38.7%	38.9%	39.0%	38.8%	39.3%	39.0%	39.1%
Operating income before depreciation	**1,104.3**	**1,105.5**	**1,172.2**	**1,163.0**	**3,382.0**	**4,545.0**	**1,077.6**	**992.9**	**1,043.7**	**3,114.2**	**4,277.2**
Gross margin (EBITDA)	17.5%	17.7%	18.1%	18.2%	17.8%	17.9%	17.6%	16.7%	17.6%	17.3%	17.5%
Depreciation	-241.7	-238.6	-238.8	-230.9	-719.1	-950.0	-231.7	-222.8	-219.3	-673.8	-904.7
Operating income before goodwill amortization	**862.6**	**866.9**	**933.4**	**932.1**	**2,662.9**	**3,595.0**	**845.9**	**770.1**	**824.4**	**2,440.4**	**3,372.5**
Operating margin before goodwill amortization (EBITA)	13.7%	13.9%	14.5%	14.6%	14.0%	14.2%	13.8%	13.0%	13.9%	13.6%	13.8%
Goodwill amortization	-232.4	-231.8	-247.1	-245.8	-711.3	-957.1	-243.7	-236.6	-238.4	-718.7	-964.5
Operating income	**630.2**	**635.1**	**686.3**	**686.3**	**1,951.6**	**2,637.9**	**602.2**	**533.5**	**586.0**	**1,721.7**	**2,408.0**
Operating margin (EBIT)	10.0%	10.2%	10.6%	10.7%	10.3%	10.4%	9.8%	9.0%	9.9%	9.6%	9.9%
Financial items	-171.1	-154.0	-164.9	-141.1	-490.0	-631.1	-134.5	-129.1	-120.2	-383.8	-524.9
Income before tax	**460.5**	**483.7**	**523.4**	**547.4**	**1,467.6**	**2,015.0**	**468.0**	**407.3**	**466.8**	**1,342.1**	**1,889.5**
Profit margin (EBT)	7.3%	7.7%	8.1%	8.6%	7.7%	7.9%	7.6%	6.9%	7.9%	7.5%	7.8%
Tax	-162.2	-170.2	-184.2	-172.5	-516.6	-689.1	-164.8	-143.3	-164.7	-472.8	-645.3
Minority interest	-14.1	-12.6	-17.2	-12.1	-43.9	-56.0	-4.0	-6.6	-3.5	-14.1	-26.2
Net income	**284.2**	**300.9**	**322.0**	**362.8**	**907.1**	**1,269.9**	**299.2**	**257.4**	**298.6**	**855.2**	**1,218.0**

OPERATING CASH FLOW

	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Jan-Sep 2002	Full Year 2002	Q 1 2003	Q 2 2003	Q 3 2003	Jan-Sep 2003	12 month rolling
Operating income before *goodwill amortization*	862.6	866.9	933.4	932.1	2,662.9	3,595.0	845.9	770.1	824.4	2,440.4	3,372.5
Depreciation	241.7	238.6	238.8	230.9	719.1	950.0	231.7	222.8	219.3	673.8	904.7
Net capital expenditure	-154.6	-211.7	-138.0	-334.6	-504.3	-838.9	-157.1	-184.2	-162.7	-504.0	-838.6
Change in working capital	-154.8	148.0	137.4	274.3	130.6	404.9	-297.9	-83.3	291.2	-90.0	184.3
Paid and recieved interest	-160.4	-168.5	-144.7	-107.0	-473.6	-580.6	-87.6	-169.4	-107.2	-364.2	-471.2
Adjustment for non-cash items	8.3	12.3	-25.0	-1.3	-4.4	-5.7	29.4	21.4	-10.8	40.0	38.7
Operating cash flow	**642.8**	**885.6**	**1,001.9**	**994.4**	**2,530.3**	**3,524.7**	**564.4**	**577.4**	**1,054.2**	**2,196.0**	**3,190.4**
Operating cash flow / Income before tax	1.40	1.83	1.91	1.82	1.72	1.75	1.21	1.42	2.26	1.64	1.69

CHANGE IN NET DEBT

	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Jan-Sep 2002	Full Year 2002	Q 1 2003	Q 2 2003	Q 3 2003	Jan-Sep 2003
Net debt at beginning of the period	15,534.2	14,987.2	12,639.9	15,115.8	15,534.2	15,534.2	13,988.9	13,701.6	13,405.3	13,988.9
Operating cash flow	-642.8	-885.6	-1,001.9	-994.4	-2,530.3	-3,524.7	-564.4	-577.4	-1,054.2	-2,196.0
Paid tax	162.1	216.1	101.0	37.7	479.2	516.9	332.9	97.1	151.4	581.4
Acquisitions	148.2	148.5	3,151.3	120.7	3,448.0	3,568.7	105.7	38.6	674.7	819.0
New share issue	-	-1,243.7 [5]	-	-	-1,243.7 [5]	-1,243.7 [5]	-	-	-	-
Dividend	-	353.8	-	-	353.8	353.8	-	457.4	-	457.4
Translation differences	-214.5	-936.4	225.5	-290.9	-925.4	-1,216.3	-161.5	-312.0	-348.2	-821.7
Net debt at end of period	**14,987.2**	**12,639.9**	**15,115.8**	**13,988.9**	**15,115.8**	**13,988.9**	**13,701.6**	**13,405.3**	**12,829.0**	**12,829.0**
Net debt / Equity, times	1.26	1.04	1.21	1.13	1.21	1.13	1.10	1.12	1.09	1.09

CAPITAL EMPLOYED AND FINANCING

	Q 1 2002	Q 2 2002	Q 3 2002	Q 4 2002	Q 1 2003	Q 2 2003	Q 3 2003
Capital employed	27,285.2	25,209.3	28,034.5	26,701.0	26,451.8	25,683.0	24,743.1
- of which goodwill	15,743.5	14,530.6	16,955.5	16,213.5	15,755.0	15,136.7	14,909.8
Net debt	14,987.2	12,639.9	15,115.8	13,988.9	13,701.6	13,405.3	12,829.0
Minority interest	436.6	389.0	401.9	330.9	315.0	294.9	142.5
Shareholders' equity	11,861.4	12,180.4	12,516.7	12,381.2	12,435.2	11,982.8	11,771.7

DATA PER SHARE

	Q 1 2002 SEK	Q 2 2002 SEK	Q 3 2002 SEK	Q 4 2002 SEK	Jan-Sep 2002 SEK	Full Year 2002 SEK	Q 1 2003 SEK	Q 2 2003 SEK	Q 3 2003 SEK	Jan-Sep 2003 SEK	12 month rolling SEK
Earnings per share after tax and before conversion [3]	0.80	0.85	0.88	1.00	2.53	3.53	0.82	0.70	0.82	2.34	3.34
Earnings per share after tax and full conversion [4]	0.81	0.84	0.88	1.00	2.53	3.53	0.82	0.71	0.81	2.34	3.34
Earnings per share after tax and full conversion excluding goodwill [4]	1.45	1.48	1.55	1.65	4.48	6.13	1.48	1.34	1.46	4.28	5.93
Cash earnings per share after tax and full conversion	2.15	2.17	2.24	2.52	6.56	9.08	2.13	2.10	2.09	6.32	8.84
Shareholders' equity per share after full conversion	35.76	35.64	36.53	35.85	36.53	35.85	36.01	34.77	34.14		

3) Number of shares, thousands, used for the calculation amount to 365,918 for September 2003, 358,276 for September 2002 and to 359,952 for December 2002.

4) Number of shares, thousands, used for the calculation amount to 370,935 for September 2003, 366,089 for September 2002 and to 366,716 for December 2002.

5) The amount raised through the new share issue has been reduced by SEK 16.3 M corresponding to transaction costs after tax.

6) Organic growth concern comparable units after adjustment for acqusitions and currency effects.

SEGMENT REPORTING

Jul-Sep respective 30 Sep	EMEA [8] EUR M		Americas [9] USD M		Asia Pacific [10] AUD M		Global technologies [11] SEK M		Other SEK M		Total SEK M	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Sales, external	251	260	279	284	76	76	981	1,002			5,930	6,459
Sales, intragroup	9	9	1	2	5	7	19	21	-132	-157		
Sales	**260**	**269**	**280**	**286**	**81**	**83**	**1,000**	**1,023**	**-132**	**-157**	**5,930**	**6,459**
Organic growth [6]	*-1%*	*2%*	*-2%*	*3%*	*2%*	*8%*	*6%*	*2%*			*0%*	*3%*
Operating income before goodwill amortization	**33**	**37**	**47**	**48**	**13**	**12**	**139**	**126**	**-71**	**-41**	**824**	**933**
Operating margin before goodwill amortization	*12.7%*	*13.7%*	*16.8%*	*16.7%*	*16.0%*	*14.5%*	*13.9%*	*12.3%*			*13.9%*	*14.5%*
Goodwill amortization	-9	-10	-11	-10	-2	-3	-58	-62			-238	-247
Operating income	**24**	**27**	**36**	**38**	**11**	**9**	**81**	**64**	**-71**	**-41**	**586**	**686**
Operating margin	*9.2%*	*10.0%*	*12.9%*	*13.3%*	*13.6%*	*10.8%*	*8.1%*	*6.3%*			*9.9%*	*10.6%*
Capital employed	1,074	1,154	1,100	1,104	299	312	5,140	5,649	41	38	24,743	28,035
- of which goodwill	519	572	706	679	155	169	4,075	4,576			14,910	16,955
Return on capital employed	*8.8%*	*9.3%*	*13.2%*	*13.6%*	*14.7%*	*11.5%*	*6.2%*	*4.5%*			*9.6%*	*10.2%*
Return on capital employed before goodwill amortization	*23.2%*	*25.1%*	*46.3%*	*44.3%*	*36.1%*	*33.1%*	*50.4%*	*46.0%*			*33.2%*	*35.1%*
Operating income before goodwill amortization	33	37	47	48	13	12	139	126	-71	-41	824	933
Depreciation	13	14	8	8	3	3	19	18	1	1	220	239
Net capital expenditure	-7	-9	-7	-4	-2	-1	-16	-9	-1	-1	-163	-138
Change in working capital	11	10	9	-4	-7	-1	14	-10	132	102	291	138
Cash flow	**50**	**52**	**57**	**48**	**7**	**13**	**156**	**125**			**1,172**	**1,172**
Adjustment for non-cash items									-11	-25	-11	-25
Paid and recieved interest									-107	-145	-107	-145
Operating cash flow											**1,054**	**1,002**

Jan-Sep respective 30 Sep	EMEA [8] EUR M		Americas [9] USD M		Asia Pacific [10] AUD M		Global technologies [11] SEK M		Other SEK M		Total SEK M	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Sales, external	800	830	808	825	210	206	2,927	2,128			17,983	19,008
Sales, intragroup	25	29	3	7	15	17	64	68	-394	-488		
Sales	**825**	**859**	**811**	**832**	**225**	**223**	**2,991**	**2,196**	**-394**	**-488**	**17,983**	**19,008**
Organic growth [6]	*-2%*	*1%*	*-2%*	*2%*	*4%*	*5%*	*6%*	*-2%*			*-1%*	*2%*
Operating income before goodwill amortization	**108**	**118**	**130**	**131**	**31**	**27**	**382**	**307**	**-159**	**-160**	**2,440**	**2,663**
Operating margin before goodwill amortization	*13,0%*	*13,7%*	*16,1%*	*15,8%*	*14,0%*	*12,1%*	*12,8%*	*14,0%*			*13,6%*	*14,0%*
Goodwill amortization	-28	-28	-31	-29	-7	-8	-176	-125			-719	-711
Operating income	**80**	**90**	**99**	**101**	**24**	**19**	**206**	**182**	**-159**	**-160**	**1,722**	**1,952**
Operating margin	*9,7%*	*10,5%*	*12,3%*	*12,1%*	*10,7%*	*8,6%*	*6,9%*	*8,3%*			*9,6%*	*10,3%*
Capital employed	1,074	1,154	1,100	1,104	299	312	5,140	5,649	41	38	24,743	28,035
- of which goodwill	519	572	706	679	155	169	4,075	4,576			14,910	16,955
Return on capital employed	*9,9%*	*10,1%*	*11,9%*	*11,9%*	*10,3%*	*7,8%*	*5,1%*	*5,0%*			*9,3%*	*9,5%*
Return on capital employed before goodwill amortization	*26,6%*	*26,1%*	*41,2%*	*39,4%*	*27,9%*	*23,8%*	*46,1%*	*42,0%*			*32,9%*	*32,2%*
Operating income before goodwill amortization	108	118	130	131	31	27	382	307	-159	-160	2,440	2,663
Depreciation	41	42	24	25	8	8	54	43	3	3	674	719
Net capital expenditure	-26	-31	-20	-16	-8	-8	-46	-28	-5	4	-504	-504
Movement in working capital	-14	2	0	-2	-5	5	-4	47	62	58	-90	131
Cash flow	**109**	**131**	**134**	**138**	**26**	**32**	**386**	**369**			**2,520**	**3,009**
Adjustment for non-cash items									40	-4	40	-4
Paid and recieved interest									-364	-474	-364	-474
Operating cash flow											**2,196**	**2,530**
Average number of employees	12,800	13,100	10,233	10,502	3,500	3,699	2,490	1,457	54	47	29,077	28,805

Jan-Dec respective 31 Dec 2002	EMEA [8] EUR M 2002	Americas [9] USD M 2002	Asia Pacific [10] AUD M 2002	Global technologies [11] SEK M 2002	Other SEK M 2002	Total SEK M 2002
Sales, external	1,112	1,086	283	3,194		25,397
Sales, intragroup	40	9	24	91	-665	
Sales	**1,152**	**1,095**	**307**	**3,285**	**-665**	**25,397**
Organic growth [6]	*1%*	*2%*	*6%*	*0%*		*2%*
Operating income before goodwill amortization	**155**	**178**	**39**	**450**	**-206**	**3,595**
Operating margin before goodwill amortization	*13.4%*	*16.3%*	*12.8%*	*13.7%*		*14.2%*
Goodwill amortization	-38	-39	-10	-186		-957
Operating Income	**117**	**139**	**29**	**264**	**-206**	**2,638**
Operating margin	*10.1%*	*12.8%*	*9.5%*	*8.0%*		*10.4%*
Capital employed	1,099	1,109	320	5,519	-178	26,701
- of which goodwill	552	677	171	4,380		16,214
Return on capital employed	*10.2%*	*12.2%*	*5.7%*	*6.1%*		*9.9%*
Return on capital employed before goodwill amortization	*27.0%*	*39.2%*	*17.3%*	*45.0%*		*33.3%*
Operating income before goodwill amortization	155	178	39	450	-206	3,595
Depreciation	56	32	11	63	3	950
Net capital expenditure	-48	-29	-14	-49	1	-839
Movement in working capital	27	10	7	76	-52	405
Cash flow	**190**	**191**	**43**	**540**		**4,111**
Adjustment for non-cash items					-5	-5
Paid and recieved interest					-581	-581
Operating cash flow						**3,525**
Average number of employees	12,972	10,363	3,696	1,676	47	28,754

[1] Translated using an average rate during the year, 1 EUR = 9.14
[2] Translated using a closing rate at 30 September 2003, 1 EUR = 8.91.
[3] Number of shares, thousands, used for the calculation amount to 365,918 for September 2003, 358,276 for September 2002 and to 359,952 for December 2002.
[4] Number of shares, thousands, used for the calculation amount to 370,935 for September 2003, 366,089 for September 2002 and to 366,716 for December 2002.
[5] The amount raised through the new share issue has been reduced by SEK 16.3 M corresponding to transaction costs after tax.
[6] Organic growth concern comparable units after adjustment for acqusitions and currency effects.
[7] Translated using transaction day rate, 1 EUR = 9.23
[8] Europe, Israel and Africa
[9] North and South America
[10] Asia, Australia och New Zealand
[11] Door Automatics, Hospitality och Identification